

07002455

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-31756

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Oppenheimer & Close, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

119 West 57th Street
(No. and Street)

New York	**New York**	**10019**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carl Oppenheimer **(212) 489-7527**
(Area Code — Telephone No.)

PROCESSED
MAR 2 3 2007
THOMSON
FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Farkouh, Furman & Faccio, LLP
(Name — if individual, state last, first, middle name)

460 Park Avenue	**New York**	**New York**	**10022**
(Address)	(City)	(State)	(Zip Code)


SEC
RECEIVED
PROCESSING
FEB 2 7 2007
WASH. D.C.
185
SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **Carl Oppenheimer**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Oppenheimer & Close, Inc.**, as of **December 31,2006**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Officer

Title



Notary Public

SHANDA SCIBILIA
NOTARY PUBLIC - STATE OF NEW YORK
NO. 01GH6012428
QUALIFIED IN NEW YORK COUNTY
MY COMMISSION EXPIRES FEB. 1, 2011

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Subordinated Borrowings.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) A reconciliation of net capital per original focus report to net capital.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FARKOUH • FURMAN & FACCIO LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Stockholders of
Oppenheimer & Close, Inc.:

We have audited the accompanying statement of financial condition of OPPENHEIMER & CLOSE, INC. (New York Corporation) as at December 31, 2006. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Oppenheimer & Close, Inc. as at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Farkouh, Furman & Faccio, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
January 12, 2007

460 PARK AVENUE, NEW YORK, NY 10022 • T 212 245-5900 • F 212 586-3240 • W www.fffcpa.com

OPPENHEIMER & CLOSE, INC.

STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2006

ASSETS

Cash and cash equivalents	$ 539,019
United States Treasury Bill, $105,000, dtd 8/24/06, maturity 2/22/07	102,359
Certificate of deposit, 5.35%, 12 months, maturity 11/14/07	100,000
Commissions receivable	7,148
Interest receivable	3,033
Prepaid expenses	20,997
Security deposit	3,850
Furniture, fixtures and equipment - at cost (less accumulated depreciation of $65,304)	30,858
	$ 807,264

LIABILITIES

Accrued expenses	$ 181,755
Due to related party	6,200
Deferred income taxes	2,354
New York City income taxes payable	7,668
	197,977

STOCKHOLDERS' EQUITY

Common stock, no par value, 200 shares authorized, 100 shares issued and outstanding	50,000
Additional paid-in capital	165,000
Retained earnings	394,287
Total stockholders' equity	609,287
	$ 807,264

The notes to the statement of financial condition are made a part hereof.

OPPENHEIMER & CLOSE, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2006

ORGANIZATION AND NATURE OF BUSINESS:

Oppenheimer & Close, Inc. (the "Company") was incorporated under the laws of the State of New York on April 29, 1984 to engage in business as a broker-dealer. The Company is a member of the Securities and Exchange Commission and the National Association of Securities Dealers, Inc., and is registered as an investment advisor under the Investment Advisors Act of 1940. The Company conducts operations exclusively in New York, however, some customers are located in other states.

The Company operates as an introducing broker and does not hold funds or securities for customers, owe money or securities to customers, and does not carry accounts of, or for, customers. Revenue is derived principally from commissions received on security trades executed for customers and from fees for investment advisory services based on a percentage of each customers quarterly account balance.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

METHOD OF ACCOUNTING - The accompanying financial statement has been prepared on the accrual basis of accounting. The accrual basis of accounting recognizes revenues in the accounting period in which revenues are earned regardless of when cash is received, and recognizes expenses in the accounting period in which expenses are incurred regardless of when cash is disbursed.

MANAGEMENT'S USE OF ESTIMATES AND ASSUMPTIONS – The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

REVENUE RECOGNITION - Securities transactions and the related commission revenue are recorded on a trade date basis, which is the day the transaction is executed. Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the quarter.

CASH AND CASH EQUIVALENTS – Investments in money funds, certificates of deposit, treasury bills and similar investments with maturities of three months or less from the date of purchase are considered cash equivalents.

(Continued)

OPPENHEIMER & CLOSE, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2006

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(Continued):

INVESTMENT IN SECURITIES - Investments in securities held by the Company are valued at quoted market prices. If no quoted market price exists, the security is valued at a fair value determined by management. Unrealized gains and losses are reflected in comprehensive income.

FURNITURE, FIXTURES, EQUIPMENT AND DEPRECIATION - Furniture, fixtures and equipment are recorded at cost. Depreciation for financial accounting purposes is computed on the straight-line method over their estimated useful lives of 5 to 7 years.

INCOME TAXES - The Company uses Statement of Financial Accounting Standards No. 109 "Accounting For Income Taxes" (SFAS No. 109) - in reporting deferred income taxes. SFAS No. 109 requires a company to recognize deferred tax assets and liabilities for the expected future income tax consequences of events that have been recognized in the company's financial statements. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial carrying amounts and the tax bases of assets and liabilities using enacted tax rates in effect in the years in which the temporary differences are expected to reverse. Effective October 1, 1998, the Company elected to be taxed under Subchapter S of the Internal Revenue Code whereby its income is taxed directly to the stockholders whether or not distributed. Accordingly, no federal or New York State income tax provision has been reflected. However, the Company conducts activities in New York City which does not recognize S Corporation status, and thus the Company is liable for New York City corporate income taxes including an alternative tax based upon net income and officers' salaries.

CASH AND CASH EQUIVALENTS:

Cash and cash equivalents at December 31, 2006 are comprised of the following:

Cash in banks	$ 11,309
Money market fund	428,963
U.S. Treasury Bill – Due February 15, 2007	98,747
	$ 539,019

(Continued)

OPPENHEIMER & CLOSE, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2006

DEFERRED INCOME TAXES:

Deferred income taxes payable of $2,354 at December 31, 2006 is comprised of New York City income taxes on accelerated depreciation for tax purposes.

COMMITMENT:

The Company leases office space through February 28, 2010. The lease provides for escalations based upon increases in real estate taxes and cost of living over the base year.

The future annual lease payments are as follows for the year ended December 31:

2007	$ 47,509
2008	48,934
2009	50,402
2010	8,441
Total	$155,286

CONCENTRATIONS OF CREDIT RISKS:

The Company has agreed to indemnify its clearing broker for credit losses that the clearing broker may sustain from the customer accounts introduced by the Company. Should a customer not fulfill his obligation on a trade date transaction the Company may be required to buy or sell securities at prevailing market prices in the future on behalf of their customers. All unsettled trades at December 31, 2006 were settled subsequent to the balance sheet date with no resulting liability to the Company.

At December 31, 2006, all the investments in securities, money market fund and amounts due from clearing broker reflected in the statement of financial condition are positions with and amounts due from one domestic broker. The clearing and depository operations for the Company's security transactions are provided by such broker.

(Continued)

OPPENHEIMER & CLOSE, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2006

CONCENTRATION OF RISK OF CUSTOMERS:

The Company derived approximately $219,000 or 52% of its commission income from four customers. The investment manager of these four entities is a limited liability company owned by the Company's shareholders.

NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2006, the Company had net capital of $538,936, which was $288,936 in excess of its required net capital of $250,000. The Company's net capital ratio was .3630 to 1.

PROFIT SHARING PLAN:

The Company has a profit sharing plan for all eligible employees. Contributions to the plan are at the discretion of the officers and directors of the Company. For the year ended December 31, 2006, the Company did not accrue a profit sharing plan contribution.

RELATED PARTY TRANSACTIONS:

The Company charges an administrative service fee to a limited liability company owned by the Company's shareholders. The fee is either based on expenditures incurred on behalf of the limited liability company or based on a percentage determined using an allocation of work hours spent by the Company's employees. Due to related party on the statement of financial condition of $6,200 represents an overpayment of the administrative service fee for the year ended December 31, 2006.